(922907-12-00294)

Eric J. Gervais

4801 Main Street, Suite 1000

Kansas City, MO 64112

Direct: 816.983.8362

Fax: 816.983.8080

eric.gervais@huschblackwell.com

March 22, 2012

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Larry L. Greene
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Larry L. Greene

Re:Proxy Statement for Tortoise Energy Infrastructure Company (“TYG”), Tortoise Energy Capital Corporation (“TYY”), Tortoise North American Energy Corporation (“TYN”), Tortoise Power and Energy Infrastructure Fund, Inc. (“TPZ”), Tortoise MLP Fund, Inc. (“NTG”) and Tortoise Pipeline & Energy Fund, Inc. (“TTP” and together with TYG, TYY, TYN and TPZ, each a “Company” and collectively, the “Companies”)

To the Commission:

On March 2, 2012, the Companies filed with the Securities and Exchange Commission (the “Commission”) a preliminary joint proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934.

The Companies received oral comments from Mr. Larry L. Greene of the Commission Staff (the "Staff"). The Companies are filing concurrently herewith their definitive proxy statement (the "Definitive Proxy Statement"). A summary of each oral comment from the Staff has been included in this letter for your reference, and the Companies' response is presented below each comment.

1. Comment: Confirm that the tables in the proxy statement meet the type size requirements.

Response: The Companies confirm the that the tables meet the type size requirements.

2. Comment: Please disclose how the Nominating and Governance Committee considers diversity in identifying director nominees.

Response: The disclosure is found at the end of the Section titled "Committees of the Board of Directors of each Company – Nominating and Governance Committee" in Propsal One.

3. Comment: Please clarify what is meant by a "nonparticipating" stockholder under the heading "Examples of Dilutive Effect of the Issuance of Shares Below NAV" in Proposal Two.

Response: The disclosure has been revised as requested.

4. Comment: Please clarify the disclosure under the heading "Key Stockholder Considerations" in Proposal Two to make more clear that the 25% dilution threshold allows for an increased number of shares to be issued following each offering.

Response: The disclosure has been revised as requested.

On behalf of each Company with respect to each Definitive Proxy Statement filed, we acknowledge that:

   (i) each Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   (iii) each Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais

Husch Blackwell LLP